Exhibit 12.1

Seagate Technology Holdings and Its Predecessor
Computation of Ratio of Earnings to Fixed Charges
(In millions, except for ratio of earnings to fixed charges)

	Predecessor						Seagate Technology Holdings
	Fiscal Year Ended					July 1, 2000 to Nov. 22, 2000	Nov. 23 2000 to June 29, 2001	Year Ended June 28, 2002
Historical	July 3, 1998	July 2, 1999		June 30, 2000
Earnings:
Income (loss) before income taxes	$(722)	$275		$641		$(618)	$(101)	$239
Add back fixed charges:
Interest expense	51	48		52		24	54	69
Amortization of debt discount and debt issuance costs	—	—		—		—	5	8
Interest portion of rent expense	17	16		12		4	5	7

Adjusted earnings	$(654)	$339		$705		$(590)	$(37)	$331
Total fixed charges	$68	$64		$64		$28	$64	$84
Ratio of earnings to fixed charges		5.3	x	11.0	x			3.9	x
Deficiency of earnings to fixed charges	$(654)					$(590)	$(37)

	Seagate Technology Holdings
Pro Forma to reflect the refinancing in May 2002	Year Ended June 28, 2002
Earnings:
Income (loss) before income taxes	$342
Add back fixed charges:
Interest expense	56
Amortization of debt discount and debt issuance cost	2
Interest portion of rent expense	7

Adjusted earnings	$407
Total fixed charges	$65
Pro Forma ratio of earnings to fixed charges	6.3	x